SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )

Lawson Software Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

520780 10 7
(CUSIP Number)

January 30, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 520780 10 7		Page 2 of 7

1.	Name of reporting persons
Cerullo Family Limited Partnership

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group

(a) ☐
(b) ☐

3.	SEC use only

4.	Citizenship or place of organization
Minnesota

Number of shares beneficially owned by each reporting person with

	5.	Sole voting power

	6.	Shared voting power
14,405,500

	7.	Sole dispositive power

	8.	Shared dispositive power
14,405,500

9.	Aggregate amount beneficially owned by each reporting person
14,405,500

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9
14.7%

12.	Type of reporting person
PN

CUSIP NO. 520780 10 7		Page 3 of 7

1.	Name of reporting persons
John J. Cerullo

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group

(a) ☐
(b) ☐

3.	SEC use only

4.	Citizenship or place of organization
US
Number of shares beneficially owned by each reporting person with

	5.	Sole voting power

	6.	Shared voting power
18,815,500

	7.	Sole dispositive power

	8.	Shared dispositive power
18,815,500

9.	Aggregate amount beneficially owned by each reporting person
18,815,500

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9
19.2%

12.	Type of reporting person
IN

CUSIP NO. 520780 10 7		Page 4 of 7

1.	Name of reporting persons
Geraldine F. Cerullo

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group

(a) ☐
(b) ☐

3.	SEC use only

4.	Citizenship or place of organization
US

Number of shares beneficially owned by each reporting person with

	5.	Sole voting power

	6.	Shared voting power
18,815,500

	7.	Sole dispositive power

	8.	Shared dispositive power
18,815,500

9.	Aggregate amount beneficially owned by each reporting person
18,815,500

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9
19.2%

12.	Type of reporting person
US

CUSIP NO. 520780 10 7	Page 5 of 7

Item 1(a)-(b). Name of issuer:

This statement relates to the common stock of Lawson Software, Inc. (the “Issuer”).  The Issuer is a Delaware corporation with its principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

Item 2(a). Names of person filing:

This statement is filed on behalf of the Cerullo Family Limited Partnership, a Minnesota limited partnership (the “Partnership”) and by John J. Cerullo and Geraldine F. Cerullo, each individually (the “Holders”).

Item 2(b). Address of principal business office:

The Partnership’s principal business address is 590 Park Street, #6, Capitol Professional Building, St. Paul, Minnesota 55103.  John J. Cerullo and Geraldine F. Cerullo’s principal address is c/o David A. Krueger, Meadow Owens, et al, 901 Main Street, Suite 3700, Dallas, TX 75202.

Item 2(c). Citizenship:
The Partnership was organized in the State of Minnesota. The Holders are each a citizen of the United States of America.

Item 2(d). Title of class of securities:
Common Stock, par value $.01

Item 2(e). CUSIP No.: 520780 10 7

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c)

Not Applicable

Item 4(a)-(c). Ownership

Owner	Shares Held	Percent of Class	Shared Voting	Shared Power
Cerullo Family Limited Partnership (1)	14,405,500	14.7%	14,405,500	14,405,500
John J. Cerullo (2)(3)	18,815,500	19.2%	18,815,500	18,815,500
Geraldine F. Cerullo (2)(3)	18,815,500	19.2%	18,815,500	18,815,500

(1) Shares are jointly owned by the Holders through the Partnership

(2) Includes shares held by the Partnership

(3) Includes 4,410,000 shares held by JGC Investments Limited Partnership that are jointly owned by the Holders.

Item 5. Ownership of 5 percent or Less of a Class: Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

CUSIP NO. 520780 10 7	Page 6 of 7

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 30, 2004

CERULLO FAMILY LIMITED PARTNERSHIP		/s/ John J. Cerullo
John J. Cerullo, Individually

By:	/s/ John J. Cerullo	/s/ Geraldine F. Cerullo
	John J. Cerullo, General Partner	Geraldine F. Cerullo, Individually

CUSIP NO. 520780 10 7	Page 7 of 7

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of Lawson Software Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated:   January 30, 2004

CERULLO FAMILY LIMITED PARTNERSHIP		/s/ John J. Cerullo
John J. Cerullo, Individually

By:	/s/ John J. Cerullo	/s/ Geraldine F. Cerullo
	John J. Cerullo, General Partner	Geraldine F. Cerullo, Individually